UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

RESULTS OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The results of the extraordinary general meeting of shareholders (“EGM”) of SK Telecom Co., Ltd. (the “Company”) are as follows:

1. Results

1. Stock Split and Amendments to the Articles of Incorporation

g Approved as proposed

2. Approval of Spin-off Plan

g Approved as proposed

3. Appointment of Non-executive Director (Kyu Nam Choi)

g Approved as proposed

2. Date of EGM	October 12, 2021

3. Other Important Matters Relating to Investment Decision

- Board Composition after EGM

Executive Director : Jung Ho Park, Young Sang Ryu

Non-Executive Director : Kyu Nam Choi

Independent Non-Executive Directors : Yong-Hak Kim, Seok-Dong Kim, Jung Ho Ahn, Youngmin Yoon, Junmo Kim

- The term of the director appointed at the EGM will end at the close of the third annual general meeting of shareholders held after his appointment pursuant to Article 33(1) of the Company’s Articles of Incorporation.

Related Disclosure

“Notice of Extraordinary General Meeting of Shareholders” (furnished by the Company on Form 6-K on September 14, 2021)

“Resolution to Call Extraordinary General Meeting of Shareholders” (furnished by the Company on Form 6-K on June 10, 2021 and 6-K/A on August 28, 2021)

[Details of Elected Director]

Name	Month of Birth	Term	New Appointment	Business Experience
Kyu Nam Choi	April 1964	3 years	Yes	– Head of Future Business Team, SK SUPEX Council (2020 – present) – Head of Global Business Development, SK SUPEX Council (2018 – 2019) – Representative Director and President, Jeju Air (2012 – 2018)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Joong Suk Oh
(Signature)
Name:	Joong Suk Oh
Title:	Senior Vice President

Date: October 12, 2021